FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     *     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __

December 10, 2002

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP COMMENTS ON
CREDIT RATING OF DELHAIZE AMERICA

BRUSSELS, Belgium, December 10, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, was informed today that Standard & Poor’s has changed the credit rating of Delhaize America, its U.S. subsidiary that encompasses its banners Food Lion, Hannaford and Kash n’ Karry, from BBB- to BB+ with a stable outlook. Because of the long-term structure of Delhaize America’s debt, the impact of this decision on the financing costs of Delhaize Group is very limited.

Two specialized companies, Standard & Poor’s and Moody’s Investors Service, regularly evaluate the credit quality of Delhaize America and assign it a rating. The rating movement to BB+, referred to as non investment grade rating, reflects a judgment by the agency of somewhat higher risk to debt holders of Delhaize America’s bonds. However, the impact of this decision on the financing costs of Delhaize Group is very limited, due to the long-term structure of Delhaize America’s debt.

“We are disappointed that Delhaize America’s rating has been downgraded. We see the decision as a reflection of the softness of the U.S. economy and the intensified competition in the markets of two of our U.S. banners, Food Lion and Kash n’ Karry,” said Craig Owens, Executive Vice President and Chief Financial Officer of Delhaize Group. “While these market conditions have certainly impacted sales and profit, our U.S. operations continue to have strong margins and to generate significant operating cash flow that enables us to meet our financial obligations and to invest in growth,” he said.

During the first nine months of 2002, Delhaize America paid down all USD 140 million of its outstanding short-term debt and bought USD 69 million of Delhaize America bonds in open market transactions. As a consequence, it strengthened its balance sheet, reducing its net debt from USD 3.80 billion at the end of 2001 to USD 3.51 billion at end of September 2002.

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Delhaize Group’s commitment to deleveraging its balance sheet remains unchanged. The two key measures of progress communicated at the time of the Delhaize America bond issue are on track:

-	Delhaize America is projected to generate USD 1 billion free cash flow in the years 2001-2003. From the beginning of 2001 until the end of the third quarter of 2002, Delhaize America generated USD 734 million of free cash flow.

-	Delhaize Group’s net debt to equity ratio declined from 127% at the end of 2001 to 111% at the end of September 2002 and is projected to be approximately 100% at the end of 2003.

Improving sales and new initiatives in cost and expense management are key to achieving growth in operating cash flow (EBITDA) in Delhaize’s different banners. Continuous working capital improvements will also contribute to the achievement of these targets. Other elements being considered by the management of Delhaize Group to reach these goals are in the area of capital expenditures, dividend payments and the disposal of assets.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the third quarter of 2002, Delhaize Group’s sales network consisted of 2,495 stores. In 2001, Delhaize Group posted EUR 21.4 billion (USD 19.2 billion) in sales and cash earnings of EUR 339.0 million (USD 303.6 million). Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: December 11, 2002	By:	/s/ Michael R. Waller Michael R. Waller
Senior Vice President

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